AMANASU TECHO HOLDINGS CORPORATION

September 18, 2019
Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Ms. Heather Clark

Re:	Amanasu Techno Holdings Corporation
Form 10-K for the fiscal year ended December 31. 2019
Filed April 1, 2019 File No. 001-31261

Dear Ms. Clark:

We have reviewed your comments, and have set forth below our response under the item number of your September 11, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibit 31.2, page 1

1.
We note that Mr. Maki signed the certification in the capacity of Principal Accounting Officer. Please amend your form 10-K to include the Section 302 certification signed by Mr. Maki in the role as Principal Executive Officer as well. In addition please revise the reference in item 4 of the certification from “Exchange Act Rules 13a and 15(f)” to “Exchange Act Riles 13a-15(f).”

We will amend this filing to include the certification of the Principal Executive Officer and revise item 4 of the certifications from “Exchange Act Rules 13a and 15(f)” to “Exchange Act Riles 13a-15(f).”

Future filings will also reflect these changes.

2.
We note that your Section 906 certifications reference annual report of Tel-Instrument Electronics Corp. Please amend your Form 10-K so that these certifications reference the annual report of Amanasu Techno Holdings Corporation.

We will amend this filing to reference Amanasu Techno Holdings Corporation in the Section 906 certifications.

Future filings will also reflect these changes.

We appreciate your comments and look forward to any response you may have to our letter.

Sincerely,

/s/ Atsushi Maki
Atsushi Maki
Principal Executive Officer

Amanasu Techno Holdings Corp., 4503 Bellevue Drive, Vancouver, BC V6R1E4, Canada, Tel: 604-790-8799